Exhibit 99.1

Press Release

Chi-Med and Inmagene Announce Strategic Partnership to Develop and Commercialize Portfolio of Drug Candidates for Immunological Diseases

Hong Kong, Shanghai, San Diego & Florham Park, NJ: Monday, January 11, 2021: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) and Inmagene Biopharmaceuticals (“Inmagene”) today announce a strategic partnership to further develop four novel preclinical drug candidates discovered by Chi-Med for the potential treatment of multiple immunological diseases. Funded by Inmagene, the companies will work together to move the drug candidates towards investigational new drug (“IND”) submission.  If successful, Inmagene will then move the drug candidates through global clinical development.

Under the terms of the agreement, Chi-Med grants Inmagene exclusive options to four drug candidates solely for the treatment of immunological diseases. Should Inmagene exercise the option, it will have the right to further develop, manufacture and commercialize that specific drug candidate worldwide, with Chi-Med retaining first right to co-commercialization in mainland China. For each of the drug candidates, Chi-Med will be entitled to development milestones of up to US$95 million and up to US$135 million in commercial milestones, as well as up to double-digit royalties upon commercialization.

Christian Hogg, Chief Executive Officer of Chi-Med, said, “This partnership will enable Inmagene to investigate the immunological disease applications of these four drug candidates, discovered by our in-house discovery organization. We believe that these four candidates have scope in multiple immunological diseases and we are pleased to see these opportunities investigated further by Inmagene.”

Jonathan Wang, Chairman and Chief Executive Officer of Inmagene, added, “We are delighted to partner with Chi-Med, one of China’s flagship biopharmaceutical companies with a proven track record and excellent reputation for innovation. Focused on immunology-related therapeutic areas, Inmagene is ideally positioned to unlock the global potential of these important Chi-Med immunology innovations.”

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of nine cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

About Inmagene Biopharmaceuticals

Inmagene, with wholly owned subsidiaries in Shanghai, San Diego, and Hangzhou, is one of the leading companies in immunology drug development in China. It is building a strong pipeline of over ten compounds, among which IMG-020 is about to enter global clinical trials in multiple indications for registration. For additional information about Inmagene Biopharmaceuticals, please visit www.inmagenebio.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the further preclinical and clinical development of certain drug candidates in partnership with Inmagene, Chi-Med’s and Inmagene’s roles and responsibilities in the partnership, and the potential benefits of such drug candidates for the treatment of autoimmune diseases.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, the ability of Chi-Med and Inmagene to develop and receive regulatory approvals for their partnered drug candidates; the risk that the potential benefits of such drug candidates do not materialize or do not outweigh the costs; the preclinical and clinical results for such drug candidates, which may not support further development or marketing approval; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials and marketing approval; Inmagene’s ability to obtain funding to complete the development and commercialization as planned; and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Chi-Med Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Chi-Med Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Chi-Med Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

Inmagene Enquiries
Jimmy Wei, Chief Business Officer	PR@inmagenebio.com